Exhibit 99.1

Press release 17 June 2013

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

Interxion Holding N.V. Announces Early Tender Offer and Consent Solicitation Results

for its 9.50% Senior Secured Notes due 2017 and Execution of Supplemental Indenture

Amsterdam, The Netherlands — June 17, 2013 - Interxion Holding N.V. (“Interxion”, “we, “us”, or the “Company”) (NYSE:INXN) announces that it has received, on or prior to 5:00 p.m., New York City time, on June 14, 2013 (the “Consent Payment Deadline”), tenders and consents from holders (“Holders”) of approximately 98% of the €260 million aggregate principal amount of its outstanding 9.50% Senior Secured Notes due 2017 (the “Notes”), in connection with its previously announced offer to purchase for cash any and all of its outstanding Notes (the “Tender Offer”) and solicitation of consents (the “Consents”) from Holders (the “Consent Solicitation”, and together with the Tender Offer, the “Offer”), pursuant to an Offer to Purchase and Consent Solicitation Statement dated June 3, 2013 (the “Offer to Purchase”).

Notes with the aggregate principal amount indicated below were validly tendered and not validly withdrawn, and Consents related to such Notes were validly delivered and not validly revoked, on or prior to the Consent Payment Deadline, according to information provided by Lucid Issuer Services Limited, the tender and information agent for the Offer (in such capacity, the “Tender and Information Agent”):

Title of Security	Principal Amount Outstanding	Principal Amount Tendered	Percentage of Outstanding Amount Tendered
9.50% Senior Secured Notes due 2017	€260,000,000	€255,012,000	98%

Press release 17 June 2013

Holders who validly tendered their Notes and validly delivered their Consents on or prior to the Consent Payment Deadline, and which Notes are accepted for purchase by us, will be eligible to receive the “Tender Offer Consideration” of €1,092.00 per €1,000 principal amount of Notes tendered plus the “Consent Payment” of €10.00 per €1,000 principal amount of Notes tendered (which together with the Tender Offer Consideration, amounts to the “Total Consideration”). We will accept for purchase all validly tendered Notes at the Expiration Time, and payment for all such Notes will be made promptly thereafter (the “Settlement Time”), except if we terminate the Tender Offer, at our discretion. Accrued interest up to, but not including, the Settlement Time shall also be paid in respect of Notes validly tendered and accepted for purchase on or prior to the Consent Payment Deadline. Notes tendered and Consents delivered may not be withdrawn or revoked after the Consent Payment Deadline, except as provided by law.

As a result of the receipt of tenders and consents from a majority in aggregate principal amount of the outstanding Notes, excluding for such purposes any Notes owned by the Company or any of its affiliates (the “Majority Consent”), Interxion, the trustee, the security agent and the other applicable parties under the indenture governing the Notes (the “Indenture”) executed a supplemental indenture (the “Supplemental Indenture”) with respect to the Indenture, which eliminates or modifies substantially all of the restrictive covenants and certain events of default and related provisions (the “Amendments”) contained in the Indenture. Although the Supplemental Indenture became effective upon execution, the Amendments will not become operative until we accept for purchase the Notes tendered and the Settlement Time has occurred. Any Notes not validly tendered and accepted for purchase pursuant to the Offer will remain outstanding and subject to the terms of the Indenture, as modified by the terms of the Supplemental Indenture, even though Holders of such Notes did not consent to the Amendments.

The Offer will expire at 11:59 p.m., New York City time, on June 28, 2013, unless extended (the “Expiration Time”). Holders who validly tender their Notes and validly deliver their Consents after the Consent Payment Deadline and on or prior to the Expiration Time, and whose Notes are accepted for purchase by us, will be eligible to receive the Tender Offer Consideration of

Press release 17 June 2013

€1,092.00 per €1,000 principal amount of Notes tendered, plus accrued and unpaid interest up to, but not including, the Settlement Time. Notes tendered and Consents delivered after the Consent Payment Deadline and prior to the Expiration Time may not be withdrawn and revoked, except as provided by law.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase that was previously furnished to Holders. Holders are urged to read the Offer to Purchase carefully before making any decision with respect to the Offer. Copies of the Offer to Purchase may be obtained from the Tender and Information Agent, Lucid Issuer Services Limited, +44 20 7704 0880 or interxion@lucid-is.com, or from the dealer manager for the Offer, Barclays Bank PLC, +44 20 7773 8990 or eu.lm@barclays.com.

Forward-looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

DISCLAIMER

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the Offer. If you are in any doubt as to the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager,

Press release 17 June 2013

solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Notes in the Offer. None of the Dealer Manager, the Tender and Information Agent, the Trustee, the Security Agent or the Company or any of their respective affiliates makes any recommendation as to whether Holders should participate in the Offer. The Dealer Manager and its affiliates are acting exclusively for the Company and for no one else in connection with the Offer and will not be responsible to anyone other than the Company for providing the protections afforded to the customers of such Dealer Manager or its affiliates or for providing advice in relation to the Offer or any transaction or arrangement referred to herein.

OFFER AND DISTRIBUTION RESTRICTIONS

NEITHER THE OFFER TO PURCHASE NOR ANY RELATED DOCUMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, NOR HAS ANY SUCH DOCUMENT BEEN FILED WITH OR REVIEWED BY ANY U.S. STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY OF THE NETHERLANDS, FRANCE, ITALY, THE UNITED KINGDOM OR ANY OTHER COUNTRY. NO AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THE ATTACHED OFFER TO PURCHASE OR ANY RELATED DOCUMENTS, AND IT IS UNLAWFUL AND MAY BE A CRIMINAL OFFENCE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

THE DISTRIBUTION OF THE OFFER TO PURCHASE IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THE OFFER TO PURCHASE COMES ARE REQUIRED BY THE COMPANY, THE DEALER MANAGER AND THE TENDER AND INFORMATION AGENT TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

Press release 17 June 2013

This announcement, the Offer to Purchase, and any other materials or advertisements in connection with the Offer may not be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made by the Dealer Manager or such affiliate (as the case may be) on behalf of Interxion in such jurisdictions. Persons into whose possession this document comes are advised to inform themselves about and to observe any restrictions relating to the Offer and the distribution of this announcement, the Offer to Purchase and any other related materials.

This announcement and the Offer to Purchase do not constitute an offer or solicitation to purchase Notes in any jurisdiction in which, or to, or from, any person to, or from, whom, it is unlawful to make such offer or solicitation under applicable securities or blue sky laws.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com